December 11, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re: Lion Copper and Gold Corp. - Request for Acceleration of Effective Date

Registration Statement on Form S-1

File No. 333-290596

Acceleration Request

Requested Date:  December 15, 2025

Requested Time:  10:30 a.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461(a) promulgated under the Securities Act of 1933, as amended, we hereby request that the Registration Statement on Form S-1 of Lion Copper and Gold Corp., File No. 333-290596, be declared effective at 10:30 a.m. Eastern Time on Monday, December 15, 2025, or as soon thereafter as practicable. We respectfully request that you notify Brad Wiggins of Securities Law USA, PLLC of such effectiveness by telephone at (661) 713-6843.

Please contact Mr. Wiggins if you have any questions with respect to this request. Thank you.

Sincerely,

Lion Copper and Gold Corp.

By:	/s/ Lei Wang
Lei Wang
Chief Financial Officer

1200 - 750 West Pender Street, Vancouver, BC, V6C 2T8